FRUEHAUF TRAILER CORPORATION AND SUBSIDIARIES

             UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME
                     (In thousands, except per share data)

                                 For the Nine Months
                                 Ended September 30,
                                     1993      1992

Net Sales                       $196,904     $388,552
Cost of goods sold               186,496      350,356
  Gross profit                    10,498       38,196

Engineering, selling and administrative expenses
  Third parties                   38,635       44,325
  Related parties                    ---        2,300
                                  38,635       46,625

Restructuring provision           47,478       15,500
  Loss from operations          (75,615)     (23,929)

Other income (expense):
  Interest expense               (8,395)      (7,561)
  Equity in net loss of affiliate
    companies                    (2,725)      (1,281)
  Royalty income                   2,233        2,205
  Adjustments of net realizable
    value of Jacksonville         ---         (7,441)
  Debt issue/modification costs  (3,177)        (754)
  Other income (expense) - net   (4,917)        1,423
  Loss before income taxes      (92,596)     (37,338)

Provision (benefit) for
 income taxes                        508      (2,703)

  Net Loss                     $(93,104)    $(34,635)

Loss per share                   $(6.98)      $(2.85)

Weighted average common shares
  outstanding (see Exhibit 11)    13,341       12,159


The accompanying notes are an integral part of these statements.



                 FRUEHAUF TRAILER CORPORATION AND SUBSIDIARIES
                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
                     (in thousands, except per share data)

                                            September 30,
                                                 1993
ASSETS
Current assets
  Cash and cash equivalents                     $10,206
  Net receivables                                19,721
  Net inventories                                27,160
  Other current assets                            1,444
       Total current assets                      58,531

Restricted cash                                      40
Prepaid pension cost                              7,063
Assets held for sale                             81,461
Other assets                                      2,873

Property, plant and equipment
  Property, plant and equipment                  60,296
  Less - accumulated  depreciation               14,399
       Net property, plant and equipment         45,897
Total Assets                                   $195,865

LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current liabilities
  Notes payable                                  $2,268
  Trade accounts payable                         29,609
  Accrued compensation and benefits              15,268
  Accrued warranties                              9,514
  Accrued workers compensation                    5,403
  Accrued restructuring costs                    32,615
  Other current liabilities                      14,796
  Current portion of long-term debt               7,576
       Total current liabilities                117,049

Long-term debt, less current portion             97,551
Postretirement health insurance,
  less current portion                           40,232
Long-term payable to Terex Corporation           13,507
Other long-term liabilities                      35,325

Stockholders' investment
  Common stock, $0.01 par value -- authorized
       20,000 shares; issued and outstanding
       20,000 as of September 30, 1993 and
       12,159 shares as of December 31, 1992        200
  Additional paid-in capital                     81,683
  Accumulated deficit                         (189,507)
  Foreign currency translation adjustment         (176)
       Total stockholders' investment         (107,799)
Total liabilities and stockholders'
 investment                                    $195,865

The accompanying notes are an integral part of these statements.



                 FRUEHAUF TRAILER CORPORATION AND SUBSIDIARIES
           UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                           (in thousands of dollars)

                                             For the Nine Months
                                             Ended September 30,
                                              1993           1992
OPERATING ACTIVITIES
   Net loss                               $(93,104)      $(34,637)
   Adjustments to reconcile net loss to
     cash flows from operating activities:
     Depreciation and amortization            3,787          3,450
     (Gain) loss on sale of property,
      plant and equipment                     (453)             35
     Net unremitted equity loss
      in affiliates                           3,330          1,281
     Restructuring provision                 47,478         15,500
     Noncash liquidation costs
      of Jacksonville                             0          7,441
     Increase (decrease) in cash due to changes
       in operating assests and liabilities:
       Net receivables                       19,666          2,423
       Net inventories                       25,091         28,760
       Other current assets                   1,363        (1,164)
       Trade accounts payable              (17,764)        (2,193)
       Payable to Terex Corporation             617          2,802
       Accrued  compensation and benefits     (991)        (4,788)
       Accrued workers compensation             (267)      (7,887)
       Accrued warranties                     2,097          (104)
       Other current liabilities            (3,237)       (22,118)
       Other long-term assets               (5,692)          1,868
       Other long-term liabilities          (1,290)        (9,337)
        Net cash used in
        operating activities               (19,369)       (18,668)

INVESTING ACTIVITIES
   Capital expenditures                       (461)        (1,467)
   Proceeds from sale of property,
    plant and equipment                      11,229          7,903
   Increase in restricted cash                 (40)              0
   Decrease in marketable securities              0            457
     Net cash from investing activities      10,728          6,893

FINANCING ACTIVITIES
   Proceeds from issuance of common stock     9,880              0
   Net borrowings under revolving
    line of credit agreements                 6,259         15,014
   Proceeds from issuance of convertible
    subordinated notes                        8,783              0
   Principal repayment of long-term debt    (8,399)        (6,042)
   Net borrowings (repayments) under
    short-term notes payable                  (695)          1,926
     Net cash from (used) in financing
      activities                             15,828         10,900

Effect of exchange rate changes on
 cash and cash equivalents                      (4)             12

NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                       7,183          (863)

Cash and cash eqiuvalents at
 beginning of period                          3,023          2,985

CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                              $10,206         $2,122


The accompanying notes are an integral part of these statements.



                 FRUEHAUF TRAILER CORPORATION AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                   (in thousands, unless otherwise denoted)
                               September 30,1993

NOTE A - BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements of Fruehauf Trailer Corporation and subsidiaries (the "Company") as of September 30, 1993 and for the nine months ended September 30, 1993 and 1992 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, all adjustments considered necessary for a fair presentation have been made. Such adjustments consist only of those of a normal recurring nature, other than those adjustments discussed in Notes B, F and G. Operating results for the nine months ended September 30, 1993, are not necessarily indicative of the results that may be expected for the year ending December 31, 1993. For further information, refer to the consolidated financial statements for the year ended December 31, 1992.


NOTE B - RESTRUCTURING PROVISION

As discussed more fully in Note E - "Long-Term Debt", the Company completed a series of transactions (the "Restructuring") In August 1993 with its existing lenders, a new lender and equity investors which provided for (i) the issuance of common stock (the "Common Stock") and certain convertible notes (the "Convertible Notes") of the Company for approximately $20.5 million, (ii) the establishment of a now $25 million revolving credit facility (the 'Revolving Credit Facility"), (iii) in amendment and restatement of the Company's existing bank credit facility (as amended and restated, the "Restructured Credit Agreement"), (iv) the issuance of 2,251,187 shares of Common Stock to Terex Corporation ("Terex") in satisfaction (the "Satisfaction") of $13,507,000 of indebtedness owed to Terex by the Company and (v) an amendment to the Company's outstanding unsecured promissory notes hold by certain holders of warrants to purchase Common Stock ("Warrant Note") by adding approximately $1.2 million of accrued interest to principal and by extending the maturity (the "Note Amendment"). These transactions were consummated with a view to fund the Company's turnaround plan (the "Turnaround Plan"). Key elements of the Turnaround Plan include reductions of fixed costs to lower the Company's breakeven levels, obtaining of access to sufficient working capital and vendor credit, and restructuring of existing bank debt. Specific actions contemplated in the Turnaround Plan include further reductions in excess manufacturing capacity, deemphasizing vertical Integration from both the perspective of the manufacture of component parts, as well so reaffirming previous decisions concerning the branch restructuring program, and rationalization of the Company's current management infrastructure to levels more appropriate for current business levels. As a result of the approval of the Turnaround Plan by the Company's Board of Directors and management's commitment to its lenders to implement the Turnaround Plan, the Company provided a restructuring provision of $47.5 million in the second quarter of 1993 to cover the anticipated costs and writedowns involved in implementing the Turnaround Plan. The components of the restructuring provision (in millions) are as follows:

Inventory liquidation and transfer                  $   2.7
Asset held for sale valuation adjustments              22.1
Idle facility holding costs                            14.6
Reduction in force costs                                4.0
Other                                                   4.1
                                                    $  47.5



NOTE C - INVENTORIES

Inventories consist of the following at September 30, 1993:

New trailers                                 $  5,314
Used trailers                                     913
Replacement parts                               7,842
Work-in-process                                 3,606
Raw materials and supplies                      8,249
     Gross inventories                         25,924
Excess of LIFO inventory value
 over FIFO costs.                               1,236

     Net inventories                        $  27,160


NOTE D - ASSETS HELD FOR SALE

At December 31, 1992, the Company was holding for sale certain excess real estate, facilities and other assets, as well as its Decatur Business. As a result of the further actions to be taken pursuant to the Turnaround Plan as discussed in Note B - "Restructuring Provision", additional excess real estate, facilities and machinery and equipment, as well as the Company's investment in non-consolidated affiliates are held for sale. The Company is actively marketing all excess properties, and in certain instances, is leasing them in order to mitigate idle facility holding costs. These properties are included in the Condensed Consolidated Balance Sheet in Assets Held for Sale, and are carried on a lower of cost or net realizable value basis. Adequate reserves have been established to absorb the holding costs until anticipated disposition. As a result of the Company's decision to sell the remaining investments in non-consolidated affiliates, the Company recorded a provision to reduce the carrying values of investments in non-consolidated affiliates to their not realizable value. The Company discontinued the application of the equity method of accounting for these investments.

Prior to the Restructuring, all proceeds from the sale of collateralized assets were applied against outstanding indebtedness under the Company's then existing bank credit facility (the "Prior Credit Agreement") including proceeds from the sale of properties included in Assets Held for Sale on the Consolidated Balance Sheet. As part of the Restructured Credit Agreement, the Company is allowed to retain specified percentages ranging from 15% to 44% of certain properties included in Assets Held for Sale for purposes other than debt repayment. The remaining proceeds are required to be deposited into an account solely for the purpose of repayment of indebtedness under the Restructured Credit Agreement. Given that certain of the proceeds are restricted for purposes of debt repayment, Assets Held for Sale are presented as noncurrent in the Consolidated Balance Sheet.


NOTE E - LONG-TERM DEBT

Long-term debt consists of the following at September 30, 1993:

Restructured Credit Agreement bearing interest
     at prime plus 2.25%, due August 20, 1998        $   83,103
Revolving Credit Facility bearing interest at
     prime plus 2.5%, due August, 1995                       --
Convertible Subordinated Notes                            8,783
Unsecured promissory notes bearing interest
     at 14%, due October 31, 1998                         8,692
Mortgage note bearing interest at 9.625%
     collateralized by an idle plant, due
     September, 2001                                      3,891
Other                                                       658
     Total long-term debt                               105,127
Less: Current portion of long-term debt                   7,576

          Long-term debt, less current portion       $   97,551

On August 20, 1993, the Company completed the Restructuring which provided for
(i) the issuance of Common Stock and Convertible Notes for approximately $20.5 million, (ii) the establishment of the Revolving Credit Facility, (iii) a restructuring of the Prior Credit Agreement, (iv) the entry into an agreement to affect the Satisfaction, and (v) the Note Amendment.

New Equity Funding

As part of the Restructuring, the Company sold 7,841,326 shares of Common Stock and approximately $8.8 million of Convertible subordinated Notes (collectively the "New Equity"). Proceeds to the Company, net of issuance and estimated registration costs, were approximately $18.7 million. The Convertible subordinated Notes and, at the Company's option, any additional Convertible subordinated Notes issued in payment of interest thereon are convertible into Common Stock at the rate of one share of Common Stock for each $1.50 in principal amount of and accrued interest on the Convertible subordinated Notes. The Convertible Notes accrue interest at 6% through March 31, 1994. Such rate increases to 10% as of April 1, 1994 and increases by one percentage point every six months, thereafter, it the Convertible Notes are not converted by April 1, 1994. Interest accrued through March 31, 1994 can, at the Company's option, be paid through the issuance of additional Convertible subordinated Notes. Subsequent interest accrued is payable in cash. On October 1, 1993, the Company made an interest payment in kind on the Convertible Notes aggregating $61 in additional Convertible Notes. The Convertible Notes are due and payable on December 31, 1998, with no prior amortization of principal, and are subordinate to all other indebtedness of the Company.

The sale of the Common Stock pursuant to the Restructuring brought the total of issued and outstanding shares of Common Stock as of August 20, 1993 to 19,999,983. Currently, the Company's certificate of incorporation provides for the issuance of 20 million shares. The Company has prepared a consent solicitation statement seeking shareholder approval of an amendment to the Company's certificate of incorporation to increase the number of shares of Common Stock issuable thereunder to 50 million shares which would result in the issuance of Common Stock for mandatory conversion of the Convertible Notes, and the issuance of 2,251,167 shares of Common Stock to Terex in the Satisfaction. On October 29, 1993, the Company filed the preliminary consent solicitation statement with the Securities and Exchange Commission. The provisions of the Subscription Agreements require Terex to consent or vote in favor of such amendment. In addition, the agreements governing the sale of the New Equity require the purchasers thereof to consent to or vote in favor of such amendment. Given these requirements, the Company believes that such matters will be approved by the stockholders of the Company. The Company is also obligated to register the Common Stock issued in the Restructuring and the Common Stock issuable upon the conversion of the shares issued upon the Convertible Notes with the Securities and Exchange Commission.


Revolving Credit Facility

As part of the Restructuring, the Company entered into the Revolving Credit Facility with a financial institution to be used for working capital purposes. The Revolving Credit Facility provides for borrowings limited to the lesser of $25 million or the available borrowing bass. The available borrowing base is calculated by applying prescribed advance ratios against eligible receivables (ranging from 50% to 85%) and inventory balances (ranging from 35% to 65%), in accordance with the terms of the Revolving Credit Facility. On August 20, 1993, the Company borrowed $1 million under the Revolving Credit Facility. The interest rate on loans pursuant to the Revolving Credit Facility is prime rate, as defined, plus an applicable margin of 2.5% per annum, so long as there is no event of default, and at the prime rate plus 4.5% upon the occurrence of an event of default. Interest is payable monthly. The loans under the Revolving Credit Facility are due August 20, 1995. The Revolving Credit Facility is secured by liens on all accounts receivable and inventory of the Company and certain other assets. At September 30,1993, no amounts were outstanding under the Revolving Credit Facility. As of November 11, 1993, outstanding borrowings under the Revolving Credit Facility totaled $6.2 million.

Restructured Credit Agreement

The Prior Credit Agreement became due and payable which was subsequently extended to July 9, 1993. As part of management's overall plan of recapitalization and restructuring, the Company's previous lenders under the Prior Credit Agreement agreed to restructure the terms of the Prior Credit Agreement and waive past events of default pursuant to the Restructured Credit Agreement. The Prior Credit Agreement consisted of a term loan and a revolving credit and letter of credit facility. Amounts outstanding under the term loan at the time of the Restructuring totaled approximately $51.5 million, while amounts outstanding under the revolving credit facility totaled approximately $30.6 million. Outstanding letters of credit totaled $7.0 million. In addition, letter of credit reimbursement liabilities totaled $2.5 million with respect to draws on previously outstanding letters of credit. The terms of the Restructured Credit Agreement provided for the conversion of the amounts owed pursuant to the Prior Credit Agreement into term loans (the "Term Loans") in the amount of $84.6 million.

The Term Loans are payable (i) in twelve consecutive monthly installments of approximately $538 each payable on the last day of each calendar month, commencing July 31, 1994, (ii) in thirty-seven consecutive monthly installments of approximately $1,077 each payable on the last day of each calendar month, commencing on July 31, 1996, and (iii) in the following six installments payable on the dates set forth and in the amounts set forth: February 28, 1994 in the amount of $2 million; August 31, 1994 in the amount of $3 million, February 28, 1995, June 30, 1995 and September 30, 1995 in the amount of $5 million on each date; with the balance of the Term Loans due on August 20, 1998. In addition to the principal amortizations set forth above, the Term Loans must be mandatorily prepaid upon the occurrence of certain events including asset sales and any new equity offering. In addition, the Company is required to apply 50% of its "excess cash flow" (as defined) to prepay the Term Loans. The Term Loans bear interest at the rate of the base rate (generally prime rate) plus a margin of 2.25%, so long as there is no event of default, and at the rate of Base Rate plus 5.75% upon the occurrence of an event of default, in each case payable monthly in arrears.

Letters of Credit

The Restructured Credit Agreement does not provide for the issuance of any new letters of credit. Existing letters of credit issued for the benefit of the Company (totaling $7.0 million) may be renewed or extended, and will be cash collateralized to the extent of the lenders' defined Excess Cash Flow. In the event of a drawing on a letter of credit, the Company must Immediately reimburse the lenders. In the event of a refinancing of the Term Loans, the letters of credit will terminate.


Collateral and Financial Covenants

The Term Loans issued pursuant to the Restructured Credit Agreement are secured by substantially all of the assets of the Company subject to the first priority lien on accounts receivable and inventories held by the lender under the Revolving Credit Facility lender and the right of such lender to look to other assets of the Company for any deficiency suffered in the event of liquidation.

The Restructured Credit Agreement provides for financial covenants related to tangible net worth and interest coverage. The minimum levels set forth in the Restructured Credit Agreement are specifically based upon the Turnaround Plan.

Note Amendment

The Prior Credit Agreement prohibited the Company from making required principal and Interest payments on the Warrant Note following a violation of certain financial covenants contained In the Prior Credit Agreement. Accordingly, the Company did not make required Interest payments and was In default through August 19, 1993 with respect to this Warrant Note. As part of the Restructuring, the holders of the Warrant Note agreed to restructure the terms of the Warrant Notes whereby accrued interest at August 20, 1993 of $1.2 million was added to the principal balance bringing the outstanding principal balance to $8.7 million. In addition, the Interest rate on the Warrant Note was increased from 14% to 15% after August 20, 1994 and the maturity date of the Warrant Notes was extended from March 31, 1996 to October 31, 1998.

Satisfaction

As discussed above, Terex has agreed to accept 2,251,167 shares of Common Stock of the Company in satisfaction of $13.5 million of certain non-interest bearing debt owing from the Company to Terex. As discussed previously, consummation of the Satisfaction Is subject to stockholder approval. The Company has prepared and filed a preliminary consent solicitation statement with the Securities and Exchange Commission.

The following table sets forth the scheduled maturities of the long-term debt outstanding at September 30, 1993 after giving effect to the Restructuring and assuming the conversion of the Convertible Subordinated Notes:

Remainder of fiscal 1993                $   1.2
1994                                        8.6
1995                                       25.1
1996                                       13.3
1997                                       13.4
Thereafter                                 34.7
                                        $  96.3



NOTE F - POSTRETIREMENT BENEFITS

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" on January 1, 1993. This statement requires accrual of postretirement benefits (such as health care benefits) during the years an employee provides service. The Company provides health care benefits to former salaried employees who retired prior to December 31, 1990, and certain hourly employees covered by bargaining unit contracts that provide such benefits. Reserves for past service costs of employees were established in the purchase price allocation relating to the Company's acquisition of its businesses from Fruehauf Corporation in 1989 (the "Fruehauf Acquisition"). As a result, at the time of adopting SFAS No. 106 the Company had an adequate reserve on its Consolidated Balance Sheet for such benefits based upon actuarial studies and reports.
Thus, the Company did not require a one-time charge to reflect the adoption of the new accounting pronouncement, nor does the Company have an unrecognized transition obligation to recognize in future periods related to the adoption of SFAS No. 106. The obligation for such benefits is reported on a present value basis on the Company's Consolidated Balance Sheet.

Net periodic postretirement benefit expense for the nine months ended September 30, 1 993 includes the following components:

Service Cost                                      $495
Interest Cost on projected
  benefit obligation.                            3,161
Amortization of unrecognized
   transition obligation                             0

  Net periodic postretirement benefit expense
$3,656

The difference between the net periodic postretirement benefit expense on a cash basis versus accrual basis was not material for the nine months ended September 30, 1993 nor is it expected to be material for the year ended December 31, 1993.

Currently, the Company's postretirement benefit obligations are not funded. The liability of the Company, as of January 1, 1993, was as follows:

Actuarial present value of accumulated postretirement benefit obligation:

     Retirees                              $ 37,482
     Active participants                      4,853
Total accumulated postretirement
 benefit obligation                          42,335
Less: Current portion                         3,450
     Accumulated postretirement benefit
     obligation - noncurrent               $ 38,885


Health care cost trends in the actuarial assumptions range from 2% to 14% based on the employee group involved. These rates decrease to 0% to 7%, respectively, over a period of 5 to 12 years, depending on the group involved. The discount rate used in determining the accumulated postretirement benefit obligation is 8.5%. The effect of a one percentage-point change in the health care cost trend rates would change the accumulated postretirement benefit obligation by approximately 5% to 10%.


NOTE G - ACCOUNTING FOR INCOME TAXES

The Company adopted SFAS No. 109, "Accounting for Income Taxes" on January 1, 1993. The new pronouncement retains the basic concepts of SFAS No. 96, but generally simplifies its application. The adoption of this new pronouncement did not have an impact on the Company's operating results or financial position.

At September 30, 1993, the Company had domestic federal tax basis net operating loss carryforwards of approximately $185 million. In accordance with the provisions of the Internal Revenue Code, the Restructuring described in Note E
- - "Long-Term Debt" will likely result in a significant limitation on the use of the losses In future years, The Company continues to assess the extent of such limitations In light of the complex structure of the Restructuring. Although applying the provisions of the Internal Revenue Code to the Restructuring will limit the utilization of the not operating loss carryforwards, the limitation does not currently result In the recording of a deferred tax liability.


NOTE H - CONTINGENCIES AND LITIGATION

The Company's new management team, with the assistance of new outside counsel, has recently initiated a review of the shareholder suit and the product liability and other cases that have arisen in the normal course of the Company's business. As a result of this review, which is ongoing, the Company has evaluated the possible impact of this litigation on the Company in light of current circumstances. The Company is currently unable to determine whether these matters, individually or in the aggregate, will have a material adverse effect on the Company. The Company's present liquidity situation may make settlements in one or more of these cases difficult. Existing or potential judgments against the Company in one or more of these cases could require expenditure of funds beyond the Company's cash resources and could, depending upon their size, result in the violation of certain covenants contained in the Restructured Credit Agreement and the Revolving Credit Facility. In the event that judgments in any of these cases are rendered against the Company that require the expenditure of funds beyond the Company's available cash resources or result in covenant violations that are not waived or otherwise cured, such judgments could jeopardize the Turnaround Plan and could have a material adverse effect on the Company.